Exhibit 99.1

FOR IMMEDIATE RELEASE

SAS EuroBonus Members Can Now Easily Transfer EuroBonus Points
to Friends and Family through Points.com

New Functionality is part of Expanded Partnership between Points.com and Scandinavian Airlines

TORONTO (September 28, 2012) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the loyalty reward management program platform www.Points.com, today announced an expanded partnership with Scandinavian Airlines that provides SAS EuroBonus members the ability to transfer their Extra Points between family and friends, helping those who need more points to get the travel rewards they want.

Points.com and SAS EuroBonus first partnered back in 2004 providing EuroBonus members the ability to buy and gift Extra Points online at the SAS EuroBonus website. The transfer product will now be the third online option powered by Points International for the EuroBonus program. With SAS EuroBonus Transfer, Points.com has over 60 loyalty currency sales programs in place with partners.

“We are very happy to continue to build upon our strong relationship with Scandinavian Airlines and the EuroBonus Program,” commented Rob MacLean, CEO of Points.com. “The buy, gift, and now transfer options add even more value to earning and using EuroBonus points, and by adding this feature to their program it underscores the focus SAS EuroBonus has on providing their members with maximum flexibility. Offering members easy-to-use tools to help them reach their travel goals means increased engagement, activity and more value from the loyalty program.”

Kerstin Ellerberg Hassel, Director EuroBonus Partnerships, supported Mr. MacLean’s sentiments. “Over the past eight years Points.com has been a great partner of SAS EuroBonus. We like working with them, and their dependable operation and marketing-oriented focus strongly compliments the SAS culture. Adding the transfer product to our partnership is another way to provide flexibility to our EuroBonus members and is an additional method by which members can get immediate value from our program. And now until October 12, EuroBonus members can help their family and friends get a desired EuroBonus trip when using Transfer and receive an extra 20% bonus points. We look forward to continuing to build upon this great relationship with Points.com and are looking at additional opportunities to work together.”

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor or like us on Facebook (www.points.com/facebook).

About Points International Ltd.

Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards.

Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

About SAS EuroBonus

On April 27, 1992, SAS Scandinavian Airlines launched its frequent flyer program, EuroBonus. Over the years, the loyalty program has grown rapidly to include over 2.9 million members, over 60 partners and a number of co-branded credit cards.

Today, SAS’ EuroBonus is a loyalty program that has grown beyond just air travel. With over 60 partners, EuroBonus allows you to earn points on a wide range of partners, including on all spend with its co-branded credit cards (American Express, Diners and MasterCard) and spend points on travel or through the SAS EuroBonus Shop.

There are now 2.9 million EuroBonus members, and each month 20,000 new members sign up. The members are a highly attractive target group as they are well educated professionals, with a high degree of involvement in the program. The EuroBonus database is estimated to include more than half of all the high income takers in Scandinavia. In 2008, the program opened up to include children of all ages.

For more information on SAS visit www.flysas.com, follow us on Twitter @SAS and Facebook https://www.facebook.com/SAS.

For more information contact:

Investor relations:
Laura Foster/Kimberly Esterkin
Addo Communications
T. 310-829-5400;
E. lauraf@addocommunications.com; kimberlye@addocommunications.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
416-596-6363
martin.tongue@points.com

Media inquiries:
Kent Carter
High Road Communications
416-644-2288
kent.carter@highroad.com